COLLABORATIVE RESEARCH AGREEMENT

THIS COLLABORATIVE RESEARCH AGREEMENT (the “Agreement”) is entered into as of the 25th day of July, 2016 (the “Effective Date”) by and between Scythian Biosciences Inc., having offices at Scythian Biosciences Inc. 101-1865 Dilworth Drive #737 Kelowna, BC V1Y 9Tl 250-864-2740 Canada (“Company”), and University of Miami, a not-for-profit corporation having an office at 1320 S. Dixie Highway, Gables One Tower #650, Locator Code 2960, Coral Gables, FL 33146 (the “Institution”). Each of Company and Institution are sometimes referred to herein as a “Partv” or, jointly, as the “Parties.”

WHEREAS, the Parties each possess certain resources, expertise and technology necessary for research projects in the fields of treatment of traumatic brain injury (“TBI”), including but not limited to concussion; and

WHEREAS, the Parties desire to collaborate during the Tem1 (as hereinafter defined) in connection with various research initiatives including but not limited to pre-clinical and clinical research studies for the Company, including any necessary animal or preliminary testing, clinical testing, from inception through Phase 3 testing. If the Parties collaborate on human clinical trials, additional language will be required in the applicable Statement of Work to address human subject protection requirements (collectively, the “Project”) under this Agreement; and

WHEREAS, Dr. Gillian Hotz, an employee of Institution will direct, manage, develop and coordinate the Project on behalf of Institution (“Project Manager”) with individual Principal investigators for each study within the phases outlined within the Statement of Work; and

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1.           Collaborative Research Plan.

1.1	Each of the Parties agrees to use its reasonable efforts to conduct research and development lo evaluate and frn1her develop for commercial applications, certain targeted therapeutics identified or otherwise characterized hereunder ultimately with the goal of commercial applications, with the assistance, cooperation and guidance of a dedicated team. The Project shall be conducted in accordance with the statement of work attached hereto and made a part hereof as Exhibit A (the “Statement of Work”). The Statement of Work outlines the proposed phases of the research as well as proposed timelines and funding of research to be unde11aken by the Institution on behalf of the Parties. In undertaking the Project, the Parties shall use their respective reasonable efforts to execute the Project in accordance with prevailing high professional standards and will use reasonable efforts to produce consistently high levels of accuracy and expertise and to meet timetables associated with the applicable Statement of Work. The Parties shall use their respective reasonable efforts to perform the Project in accordance witl1 federal, state and local laws and regulations applicable to the research, as appropriate, including, without limitation, academic standards and all laws and regulations that apply to such standards and applicable ethical standards as well as in accordance with U.S. Food and Drug Administration Good Laboratory Practice regulatory standards. For the avoidance of doubt, any clinical portions of the Project will be perforu1ed in compliance with Good Clinical Practice as set forth in Title 21 of the U.S. Code of Federal Regulations (“C.F.R.”) and all applicable local, state and federal Laws governing the perforu1ance of clinical investigations including but not limited to the Federal Food, Drug, and Cosmetic Act as applicable. Neither Party guarantees that any patent rights shall result from the Project, that the scope of any patent rights that may result shall cover either Party’s commercial interest or that any such patent rights shall be free of dominance by other patents, including patents based upon inventions made by other inventors employed by either Party independently of their collaboration in this Project. Neither Party provides any warranty as to the commercial or scientific value of any results achieved under this Agreement. Scythian does not warrant the successful grant of its patent application upon which this research Project is based, any non-infringement with regard to any third-parties’ rights, or the success of the proposed drug regimen to be tested in the Project.

2.            Term. The term of this Agreement shall commence upon the Effective Date of this Agreement and tem1inate on the 30th day of January, 2022 (the “Term”) unless sooner terminated in accordance with Section 8 herein or extended by the Parties.

3.	Payment. The obligation of the Institution to commence and continue the Project is contingent upon the Company making payments to the Institution in accordance with the budget outlined in Exhibit B (“Budget”). The Parties acknowledge that the Budget amounts represent an equitable exchange for the conduct of the Study in light of the professional time and expenses required for the performance of the Project.

Payments will be submitted to:

University of Miami
Attn: Office of Research Administration
P.O. Box 405803 Atlanta, GA 30384-5803

The Institution’s tax identification number is:

4.	Materials and Resources.

4.1	All materials, including de1ivatives and progeny thereof, provided for the Project and all subparts thereof under this Agreement (the “Materials”) supplied by either Party, including any Materials included or incorporated into any modifications, shall remain the property of the Party providing it (in any case, the “Provider”) and will be used by the receiving Party (“Recipient”) solely for the intended Project during the Term (or as pem1itted under any license granted pursuant to this Agreement). Materials will not be used in human subjects, in clinical trials, or for diagnostic purposes involving human subjects without the prior written consent of the Provider. The Materials will be returned to the Provider or destroyed by the Recipient, as requested by the Provider, at the end of the Term.

4.2	The Materials shall be used with prudence and appropriate caution in any experimental work. ANY MATERIALS PROVIDED SHALL BE PROVIDED WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF NON-INFRINGEMENT OF THIRD PARTY RIGHTS. Drugs being utilized in the pre-clinical and clinical testing are being purchased by Institution from suppliers. The Parties will use their best efforts to ensure that the drugs purchased are of adequate quality as necessary for both clinical safety and for accuracy of the testing procedures.

4.3	Except as otherwise expressly provided in this Agreement, no option, license, or conveyance of rights, express or implied, is granted by one Party to the other Party in connection with any Materials provided under this Agreement, except the right to use the Materials strictly for the relevant Statement of Work and in accordance with the terms of this Agreement.

4.4	Biological materials means blood, fluid and/or tissue samples collected from human subjects (the “Biological Materials”). Neither Party, nor the Project Manager, shall use Biological Materials collected in the Project for any purposes not allowed by the informed consent doe1nnent, and/or the HIPAA compliant Authorization signed by the subject providing the material. Biological Materials remaining at the end of the Project shall be destroyed or retained consistent with the inforn1ed consent form or HIPAA compliant Authorization under which they were obtained.

4.5	Institution shall: (a) provide facilities, space and laboratory equipment reasonably necessary for the conduct of the Project at Institution’s own costs, except as specifically otherwise provided in this Agreement; (b) provide any patients or animals involved in the Project; (c) provide any drugs or other medical materials involved in the Project; (d) perform the pre-clinical and clinical trials; (e) obtain necessary pern1its and approvals from the FDA and other agencies as may be necessary to handle the drugs involved and to conduct the research; and (!} conduct the Project in accordance witl1 established Institution policies and procedures, as applicable, including, but not limited to, policies and procedures applicable to research involving human participants, laboratory animals, and hazardous agents and materials, as applicable, which shall comply witl1 all Applicable Laws.

5.	Independent Contractor.

5.1	Each of the Parties is an independent contractor and agrees and represents to the other that, except as contemplated by the provisions of this Agreement, neither will attempt at any time to exercise any significant degree of control over the other’s research efforts in connection with this Agreement. Exhibit A outlines the agreed scope of the Project.

5.2	Nothing in this Agreement shall be construed to create a partnership or Joint venture between the Parties; nor shall Party’s employees, servants, agents or representatives be considered the employees, servants, agents or representatives of the other. Neither Party shall have any express or implied right or authority to assume or create any obligation on behalf of, or in the name of, the other, or to bind the other to any contract, agreement or undertaking with any third party.

5.3	Each Party shall be responsible for its own payroll and tax obligations and to provide any and all employment related insurances, including Workers’ Compensation and Employer’s Liability, for its own employees involved in the Project.

6.	Results. Reports and Records.

6.1	All “data” from testing undertaken in connection with the Project (the “Results”) shall be jointly owned by the Parties with the following qualifications: (a) neither Party shall disclose the Results except upon the other Party’s prior written approval or as otherwise contemplated by and in accordance with this Agreement; (b) each Party hereby grants to the other Party, a perpetual, royalty-free, fully paid-up, non-exclusive, non-sublicensable license to the granting Party’s rights in the Results, solely for non-commercial internal research purposes; (c) all intellectual property rights (which are different than Results) are governed by Section 7 below.

6.2	The Institution will provide the Company with quarterly written rep011s as to the status of the Project and the Results from the prior quarter. The Parties will also additionally hold monthly meetings to discuss any ongoing issues on the Projects, as well as the status of the Project.

6.3	The Institution will further provide a final written report shortly after the completion of each phase of the Statement of Work, or the earlier termination of this Agreement, and each Party will provide the other with all such other information concerning the Statement of Work or the Project overall as either Party may reasonably request. Such final written report and all information concerning the Statement of Work or the Project overall provided by one Party to the other Party hereunder shall be held strictly confidential by the Party receiving such report or information.

6.4	Each Party wi11 maintain such records and accounts necessary to assure proper accounting of all funds relating to each phase of the Statement of Work, as applicable. Such records and accounts will be made available to the other Party during the Tern, for the limited purpose of verifying compliance (such records to be kept strictly confidential except to the extent as may be required by law) and for three (3) years after completion of the Project, or earlier tern1ination of this Agreement.

6.5	The Institution shall provide a quarterly accounting to the Company of monies spent during the prior quarter in connection with the Project.

7.	Intellectual Property Rights.

7.1	The term “Invention and Discovery” means any invention, discove1y, improvement, development, know-how, knowledge, trade secret, or data conceived and reduced to practice by either party or both parties in the performance of Project under this Agreement, whether or not patented OT patentable.

7.2	Inventorship of Inventions and Discoveries will be determined according to applicable U.S. patent laws. Inventions and Discoveries conceived and reduced to practice under this Agreement, and any application for patent or patent granted therefore, shall be the exclusive property of the Company. It is recognized and understood that certain existing inventions and technologies and those arising outside of the Project conducted under this Agreement are the separate property of Company or Institution and are not affected by this Agreement, and neither Party shall have any claims to or rights in such separate inventions and technologies.

7.3	Any new Inventions and Discoveries made during and in the performance of the Study shall be disclosed to Company within sixty (60) days. If Company wishes to pursue prosecution of patent applications thereupon, Company and Institution agree to the following: (a) To cooperate fully and to sign such documents as may be necessary to perfect title and prosecute such patent applications, (b) Title to all such issued patents shall be held by the Company-and the inventor agrees to assign any such patent rights to the Company, (c) Patent expenses incurred in obtaining and maintaining such patents shall be paid by Company, (d) Company shall have full patent prosecution authority of such patents.

7.4	In consideration of the Institution’s intellectual contribution to the Project and completion of the Project, the Company agrees to pay royalties to the Institution for any Inventions and Discoveries disclosed to the Company that contribute to a product or process which results in revenue for the Company. The royalty rate shall be 5% of net profits from the commercialization, including licensing, of any Inventions or Discoveries during the Project, as well as from the commercialization of the specific drug regimen being tested in the Project or set forth in the Company’s TBI patent.

7.5	Institution is granted a royalty-free, irrevocable, non-assignable license to use for its own internal noncommercial research conducted at the Institution facility pertaining to any Invention and Discovery resulting from the work conceived and reduced to practice under this Agreement.

7.6	Institution shall be granted a royalty-free, irrevocable, non-assignable license to use any Invention and Discovery in the treatment of patients at the Institution facility without payment of a royalty fee. A formal licensing agreement in favor of the Institution shall be executed at the conclusion of the Project.

7.7	Nothing contained in this Agreement shall be deemed to either directly, by implication, by estoppel, or otherwise grant any license under any patents, patent applications, or other proprietary interest to any other inventions, discovery or improvement of either Party.

7.8	The Parties agree that the provisions of this Agreement are intended to be interpreted and implemented so as to comply with all applicable federal laws, rules and regulations, including without limitation the requirements of Rev. Proc. 2007-47; provided, however, if it is determined by the Internal Revenue Service or any other federal agency or instrumentality (the “Government”) that the provisions of this Agreement are not in such compliance, then the Parties agree to modify the provisions and the implementation of this Agreement so as to be in compliance with all applicable federal laws, rules and regulations as dete1mined by the Government.

8.	Termination.

8.1	The Project, or any phase within the Statement of Work, may be terminated prior to the completion thereof should any one or more of the following events occur:

(a)	either Party materially breaches this Agreement, and the non-breaching Party provides the breaching Party with thirty (30) days’ advance written notice of termination and such breach is not remedied within such thirty (30) day pe1iod;

(b)	either Party files for creditor protection under any section of the United States Bankruptcy Code;

(c)	a bankruptcy trustee or receiver is appointed for either Party;

(d)	any Party detern1ines in its sole judgment that the Project will not achieve a positive outcome.

8.2	A Party must provide ninety (90) days’ prior written notice to the other Party of any intent to terminate. Notwithstanding, a Party may terminate at the end of any Phase of the Project and shall not be required to proceed with the next phase of the Project.

8.3	In the event of tern1ination hereunder the total sums payable by Company pursuant to this Agreement shall be equitably prorated for actual work advanced to the date of te1mination including, but not limited to, non-cancellable expenses, with any unexpended funds previously paid by Company to Institution being promptly refunded to Company.

8.4	Tern1ination of this Agreement will not affect the rights and obligations of the Parties accrued prior to the termination hereof. The provisions of Section 4, entitled “Materials and Resources Provided, Section 6, entitled “Results, Reports and Records”, Section 7, entitled “Intellectual Property Rights”, Sections 8.3 and 8.4 within the Section entitled “Te1111ination”, Section 9, entitled “Indemnification”, Section 11, entitled “Confidentiality”, Section 12, entitled “Publicity”, Section 13, entitled “Publication Rights”, Section 14, entitled “Additional Work”, Section 16, entitled “Governing Law” and Section 23, entitled “Disclaimer of Warranty” shall all survive Termination.

9.          Indemnification. Each of the Parties (each an “Indemnifying Partv”) agrees to indemnify and hold harmless the other Party, its employees, officers and agents (each an “Indemnified Partv”) from any and all liability, loss, damage and expense (including reasonable attorneys’ fees) (collectively, “Damages”) caused by or resulting from claims, demands, costs or judgments which may be made or instituted against the Indemnified Party or any of them by reason of (a) the breach of this Agreement by the Indemnifying Party, (b) the negligent acts or omissions of the Indemnifying Party in com1ection with this Agreement, or (c) use by the Indemnifying Party of any Results.

10.	Representations.

10.1	Institution hereby represents to Company that (i) Institution has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement and (ii) the execution, delivery and performance by Institution of this Agreement do not contravene or constitute a default under any provision of applicable law or its organization documents or under any agreement, judgment, injunction, order, decree or other instrument binding upon Institution.

10.2	Company hereby represents to Institution that (i) Company has full legal right, power and authority to execute, deliver and perforn1 its obligations under this Agreement, (ii) the execution, delivery and performance by Company of tins Agreement do not contravene or constitute a default under any provision of applicable law or its organization documents or of any agreement, judgment, injunction, order, decree or other instrument binding upon Company, and (iii) this Agreement constitutes a valid and binding agreement of Company enforceable against Company in accordance with its tern1s.

11.	Confidentiality.

11.1	Each of the Parties acknowledges that it may be necessary to disclose information to the other which the disclosing Party considers proprietary or confidential in order for each of the Parties to performance the Project (“Confidential Information”). To preserve the prop1ietary or confidential nature of such Confidential Information, each Party as a disclosing Party agrees: (a) clearly to mark the tern1 “CONFIDENTIAL” on its Confidential Information upon disclosure to the other Party when such disclosure is made in tangible form or (b) in the case of oral or other intangible disclosures, to indicate the confidential nature of such information in a written summary clearly marked as “CONFIDENTIAL” and transmitted to the other Party within thirty (30) days of the intangible disclosure.

11.2	During the Term and for a period of five (5) years thereafter, each Party shall use its reasonable efforts to protect the confidentiality of Confidential Information and shall not use it for any purpose other than to exercise its 1ights and responsibilities under this Agreement and will not sell, transfer, publish or othe1wise disclose such information to any third party without the disclosing Party’s prior written consent.

11.3	The parties acknowledge and agree that a breach of the provisions of this Section 11 might result in immediate and inseparable harm to the business and goodwill of the other Party and that damages, if any, and remedies at law for such breach might be inadequate and not readily dete1111inable. Upon a breach or threatened breach or violation of the provisions of this Section 11, the disclosing Party shall be entitled to seek from a court of competent jurisdiction equitable relief by way of a temporary or permanent injunction to restrain any further breach or violation and such relief as the court may deem just and proper at law or in equity.

11.4	The Parties’ obligation of non-disclosure shall not apply to any or all of information that:

(a)	is in the public domain at the time of disclosure;

(b)	becomes part of the public domain after disclosure through no fault of the receiving Party;

(c)	is in the receiving Party’s possession at the time of disclosure, as demonstrated by written or electronic documentation, or is properly obtained by the receiving Party from a third party with a valid legal right to disclose such information, and such third party is not under a confidentiality obligation to the disclosing Party (excepted from this provision is any confidential information that has been shared between the parties in connection with the development of the Project); or

(d)	is independently developed by the receiving Party without use or reference to the Confidential Information, as demonstrated by written or electronic documentation generated contemporaneously with such independent development.

(e)	is required to be disclosed due to applicable law, court order, statute, or regulation to the extent (i) the receiving Party provides the disclosing Party with written notice of such obligation promptly (prior to the date of legally required disclosure if practicable) of such obligation so tl1at the disclosing Party can seek to limit the extent and conditions of such required disclosure; and provided that (ii) the receiving Party only discloses that portion of the Confidential Information it is legally compelled to disclose.

12.         Publicitv. Neither Party shall, without the prior written consent of the other Party, use the name of the other Party, nor of any member of the other Party’s staff, any employee or student of the other Party, nor any of the other Party’s trademarks, nor any adaptation of any of the foregoing, in connection witJ1 any products, promotion, articles, press release or other commercial commm1ication or advertising without the prior written approval of the otJ1er Party. Notwithstanding tJ1e foregoing, Institution consents to Company’s disclosure of this Agreement and the use of the name of Institution as part of regulatory submissions aJ1d as may be othe1wise required by applicable laws and in connection with Company’s financing activities. Institution may acknowledge, without Company’s prior approval, Institution’s receipt of financial support from Company and participation in connection with the general subject matter of tJ1is Agreement and may acknowledge Company contribution in any publication of data and results generated under the Project. The Parties understand and agree that publications are addressed in Section 13 of this Agreement.

13.	Publication Rights.

13.1	Subject to the provisions of this Section 13, Institution shall have the 1ight to publish its results of and disseminate information it obtained pertaining to its work on the Project conducted under this Agreement whether in symposia, national or regional professional meetings or in journals, theses or dissertations, subject to any requirement for secrecy required until a patent application may need to be submitted in accordance with Section 13.2 below.

13.2	Institution agrees to submit any proposed publication or public presentation of the results of any phase within the Statement of Work under the Project to the Company for review at least tJ1irty (30) days prior to the date of submission for publication or the scheduled date for public presentation, which ever date may be earlier. The purposes for such prior submission are: (i) to identify any CompaI1y Confidential Information lo am deleted from the proposed publication or presentation; and (iii) to allow time for any patentable subject matter to be identified. Company shall provide any comments to Institution within thirty (30) days of receipt of the proposed publication or presentation. Institution shall give due consideration to any comments made by Company however, Institution have no obligation to incorporate Company’s comments into the publication. Institution hereby agrees to delete from the proposed publication any Company Confidential Infom1ation which Company requests Institution to delete (excluding any Results of the Project or individual phases of the Project. Company personnel shall be acknowledged with customary scientific practice. Company shall have tJ1irty (30) days after receipt of the proposed publication or presentation to object to the proposed publication or presentation on tJ1e grounds that there is patentable subject matter that needs protection. In the event Company makes such objection, the Institution shall refrain from making such publication or presentation for such time as requested by Company, but in any event no longer than forty five (45) days from the date of receipt of such objection, in order for patent application(s) directed to the patentable subject matter contained in the proposed publication or presentation to be filed with the United States Patent and Trademark Office and/or foreign patent office(s).

14.         Additional Work. In consideration for the collaborative efforts outlined within tl1is Agreement, the Parties agree that in the event that there is any additional work anticipated in the future that directly derives from work performed within this Agreement related to TB! or Concussion (“Additional Work”), Company agrees that it will not contract with any third party for such Additional Work without first offering such Additional Work to Institution. Institution and Company agree to discuss in good faith any Additional Work. In the event Company and Institution fail to conclude an agreement within a reasonable period of time relating to the Additional Work, Company may enter into negotiations with third parties for the Additional Work provided however, Company shall not offer to any third party the Additional Work on materially better tern1s than those last offered to Institution without first offering such tern1s to Institution, in which case Institution shall have the right to accept or reject the offer.

15.         Notice. Any notice or communication pursuant to this Agreement shall be sufficiently made or given if sent by certified or registered mail, postage prepaid, or by overnight courier, with proof of delivery by receipt, addressed to the address below or as either Party shall designate by written notice to the other Party.

In the case of institution, to:

16.          Governing Law. This Agreement shall be governed by and construed in accordance witl1 the laws of the State of Florida notwithstanding any conflicts of Jaws principles to the contrary, and any suit to enforce the tern1s of this Agreement or otherwise arising under tl1is Agreement, shall be brought in the federal or state courts located witl1in the City of Miami, State of Florida, USA.

17.         Entire Agreement. This Agreement, together with all attachments and exhibits, constitutes the entire agreement and understanding between the Parties and supersedes any prior or contemporaneous negotiations, agreements, understandings, or arrangements of any nature or kind with respect to the subject matter herein and may only be amended by written agreement by and between the Parties. In the event of any inconsistency between this Agreement or any attachments and exhibits, the tem1s of this Agreement shall govern.

18.         Waiver. Neither Party waives its right to enforce any and all provisions of the Agreement at any time during the Tem1. Either Party’s failure to enforce any provision shall not prejudice such Party from later enforcing or exercising the same or any other provision of the Agreement.

19.         Modifications. This Agreement may not be changed, altered, modified, amended, rescinded, canceled or waived except by a writing executed by authorized representatives the Parties.

20.        Binding Agreement on Successors. This Agreement may not be assigned by either Party without the prior written consent of the other Party.

21.        Headings. Headings are for convenience of reference only, and not for interpreting the provisions of the Agreement.

22.        Counterparts. Execution signatures to this Agreement may be exchanged as scanned e mail attachments and all signatures so exchanged shall be considered as original for all purpose. This Agreement may be executed in counterparts, and by either Party on a separate counterpart, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23.        Disclaimer of Warranty. THE PARTIES EXPRESSLY DISCLAIM ALL WARRANTIES RELATED TO THE PROJECT RESULTS AND DATA, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR USE. Notwithstanding the foregoing, such disclaimer of representations and warranties shall apply to the Project results and data and not to the Parties’ obligation to comply witl1 the te1111s of this Agreement, to conduct the study in accordance with the protocol and tl1is Agreement and to obtain data according to acceptable professional or applicable regulatory standards.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized representatives as of the date first above written.

SCYTHIAN BIOSCIENCES INC.

By:
Name:
Title:

Date:	____________________

UNIVERSITY OF MIAMI

By:
Name:
Title:

Date:	____________________

READ AND UNDERSTOOD:

By:
Name:
Title:

Date:	____________________

Exhibit A

Statement of Work

START UP FUNDS:

Budget: $3,000,000

Start date: July 1, 2016

End date of these funds: 12/2018

Time Period: 2.5 years

START UP OF THE PROJECT: The first 6 months before starting the pre clinical and clinical am1S of this project (1/1/2017) the UM TEAM will start building the infrastructure, getting approvals and the licensing necessary to begin the animal and clinical studies in January, 1/2017. These start up funds will be allocated to the necessary staff and components of the study concurrently through the first 2.5 years of the study. Dr. Holz will have the ability to re-allocate any funds necessary from these funds to the pre clinical and clinical projects in Year I & 2.

Scope of Work

1.	Finalize Research Plans: Pre Clinical & Clinical
2.	Start IRB & Animal study approvals
3.	Review Drug Regulations for State & licensing
4.	Dr. Hoffer licensing application for Schedule I drug.
5.	Review and understand patent pending cannabinoid compound
6.	Start to build project infrastructure, equipment purchase, move to new space etc.
7.	Work with HR for new JDs and plan for hiring and new job postings.
8.	Review and address any safety issues and concerns
9.	Start Research Review of previous work for all areas
10.	Visit other labs and experts in Israel at Hebrew U
11.	Transfer and ordering of compounds HU211 and Cannabinoid
12.	Begin training of team members
13.	Begin bi monthly meetings with Core Research & Admin Teams
14.	Set up budgets
15.	Set up reporting systems and quarterly meetings with Scythian

PRE CLINICAL STUDIES

Year I: 1/1/2017

Year 2: 1/1/2018

Background

Traumatic brain injury (TBI) has been called the signature injury of modem warfare. A Rand Corporation survey published in 2008 estimated that as many as 19.5% of those who deployed to Iraq or Afghanistan sustained TBI. (I) The Defense Centers of Excellence for Psychological Health and Traumatic Brain Injury (DCOE) estimates that 1.7 Million People a year suffer a TBI and reports that almost 25,000 military members last year were diagnosed with a new TB!. (2) Traumatic brain injury can be caused by a variety of insults. In the operations in Southwest Asia the vast majority of mild TBI (mTBI) has been caused by blast exposure. While combat is slowing down in that region, blast exposure or concussive events will remain a threat to our troops worldwide as improvised explosive type devices will continue to be a common mode of warfare wherever our troops are deployed. In fact recent incidents at home (Boston Marathon Bombing and West Texas explosion) prove that those “In Conus” are also vulnerable to blast exposure. While the sequelae of serious brain injury have been study for many years and well characte1izcd we are only beginning to get a picture of the sequelae of blast-induced or concussive mTBI. Current literature suggests that the majority of symptoms are neurosensory in nature. (3,4) Dizziness, hearing loss, headaches, and neurocognitive dysfunction are frequent sequelae and, while these resolve over time in a certain portion of the population, they persist and can worsen in many individuals. (3) Moreover, there is an emerging body of literature to suggest that over time mTBI secondary to blast can exhibit characteristics that suggest the presence of neurodegenerative disorders in these patients. (5) As such, examining agents that can prevent or treat the neurosensory deficits associated with blast or concussion induced mTBI remains an important objective that must be pursued. (6-8)

Rationale for combination product chosen Cannabinoid modulation of neuronal NMDA receptor mechanisms was demonstrated conclusively nearly two decades ago. (9) Given the evidence for anti-inflammatory efficacy of cannabinoids in processes that include neuroinflammation, a strategy targeting jointly NMDA receptors and cam1abinoid receptors has therapeutic promise for the treatment of consequences of mTBI. (10)

The use of an NMDA antagonist as the first component of our drug combination focuses on controlling inflammation following a traumatic head injury. We propose to use dexanabinol (also !mown as HU 211) as the selected NMDA antagonist. Dexanabinol has already been tested in Phase II and Phase III clinical trials. (11) In prior studies of dexanabinol for use in the treatment of concussion, one study showed that it lowered intracranial pressure. However, other studies appeared inconclusive at best and found that it did not inhibit gliosis and the subsequent immune cascade. The studies failed to provide adequate support for the use of dexanabinol as a single agent for the treatment of concussion. Notwithstanding, we believe that the use of dexanabinol, in synergistic combination with a CB-2 agonist, will show benefit.

The second component of the proposed drug combination is designed to increase levels of the endocannabinoid N-arachadonylcthanolamine (anandamide) with a resulting decrease in the other major endocannabinod 2-arachadonoylglycerol (2-AG), among other actions. This chemical effect is hypothesized to reduce inflammation and to inhibit gliosis via inhibition of the immune cascade. One way to obtain this effect is through the use of a CB2 agonist. As such we propose to use cannabidiol (CBD), a naturally occurring chemical in certain varieties of marijuana, as the second component for the study. CBD has no psychoactive effect. CBD acts as a CB-2 agonist and presents a broad range of anti-inflammatory and immune inhibitory effects. There is extensive research into the cannabinoid CB2 receptor as a target for inflammation-dependent neurodegeneration. (12) There is a long history of the study of CBD as an anti-inflammatory agent and it has been tested in phase III clinical trials as a treatment for various disorders. This research on the use of CBD and other cannabinoids as a possible treatment for various inflammatory disorders has been ongoing for no less than 25 years.

However, over the last 15 years, this research has picked up extensively. Aside from the general articles on cannabinoids and inflammation, there are many articles that specifically address cannabinoids as a possible treatment for concussions. (13-16)

Given the effects of the two compounds in terms of both anti-inflammatory and neuroprotective properties and the reported pathophysiology of mild traumatic brain injury, a combined product appears to be a strategy worth considering. This protocol examines the use of this combined product.

SCOPE OF WORK:

Specific Aims

1.       Determine if SP (combined HU-211 and CBD product) administered post-blast or concussion and for seven days thereafter can reduce the neurosensory sequelae of blast induced or concussive mTBI in a small rodent model when compared to placebo when the medicine is administered after the blast or concussion.

2.       Detem1ine if SP administered post-blast or concussion and for seven days thereafter can reduce damage to brain and the hearing and balance sensory organs of blast induced mTBI in a small rodent model when compared to placebo when the medicine is administered after the blast or concussion.

3.       Determine if histological differences can be identified in SP treated vs. non-SP treated animals.

4.       Determine if lipodomic characteristics are different in SP vs. non-SP animals

Materials and methods

Experiment summary

This experimental work will take advantage of previous work done with SP. As such there will be 8 initial treatment groups of 15 rats per group/TB! model. The three TBI models are blast exposure (BLAST), a weight-drop closed head injury model (CHI), and a fluid pressure injury (FPI model), which are described in more detail below. The groups are: Group A (SP alone), Group B (Vehicle alone), Group C (Blast+ SP), Group D (BLAST +Vehicle), Group E (CHI +SP), Group F (CHI +vehicle), Group G (FPI +SP), and Group H (FPI+vehicle). There will be 15 rats per group to allow us to look at short and longer-tem1 outcomes. All groups will undergo behavioral testing (for sensorimotor, cognitive, and working memory function), hearing testing, and balance testing (as detailed below) pre-exposure and at 3 and 7 days post-Exposure on all 15 animals in each group. One third of each group of animals will be sacrificed at seven days (5 per group) and will undergo a gross examination and series of histochemical tests (documented blow). The second group of five animals per group will undergo behavioral and hearing testing at day 14, 21, and 31 days before being sacrificed at day 31 at which point they will undergo the same terminal analysis as the seven day animals. The final five animals will be the long tern1 group and will undergo behavioral and hearing tests at day 3, day?, day 31, day 61, and day 91 at which point they will be sacrificed for the same histological analysis as the first two time point groups.

Budget justification for Basic Science Medicines

Both compounds HU211 (HU) and Cannabadiol (CB) will be purchased from Tocris Pharmaceuticals. HU costs $375/10 mg and CB costs $629/50 mg. The first years basic experiment calls for 80 animals that will receive 7 doses each for a total of 560 doses of both medicines at the effective dose of 10 mg/kg CB and 1 mg/Kg HU. For a 500 mg rats the total expenditure for drug in year one is approximately $50,000.

For year two of the basic science work there will be two refinements undertaken. The first will be to use a higher dose of medicine. This study will utilize only 30 rats each receiving seven doses of medicine at the effective dose of CB (20 mg/kg) and HU 2 mg/kg. For 500 mg rats the total expenditure for drug will be $35,000. A second refinement will use the most effective of the first two doses of medicine for 3 doses. For a 40 rate trial using either dose at only 3 total dosings will cost approximately $15,000 for a total second year drug expenditure of $50,000.

Exposure types

Blast exposure

Rodent Blast Wave Tube Exposures: The shock wave generator system is composed of a three foot compression tube that makes a pressure-sealed fit by aligning with a single, 12 foot long by 8 inch inner diameter condensing tube. The compression tube is charged by an industrial compressor. A hydraulic actuating device presses a sliding portion of the condensing tube against the compression tube over a plastic film to seal off the compression tube. The system is operated remotely for management of the compression chamber to a selected pressure, moving new film in position, closure of the condensing tube to the compression tube to make an air-tight seal over the non-burst film, activation of an internal armature to burst the film at selected pressures, and moving new non-burst film into place for the next blast event. The output of the tube renders a supersonic, Friedlander type overpressure/under-pressure wave which simulates the shock pressure wave from explosive detonations. Overpressure intensities can be generated from 2 pounds per square inch (psi) or 14.5 kilopascals (kPa) to >50 psi (.35 megapascals). Exposures for the single blast overpressure (BOP) studies will range between 10 and 20 psi (depending on the initial reactions as determined on refinement animals). All animals will be anesthetized and placed in an animal holding tube inserted and secured one-foot within the end of the condensing tube. The animal holding tube positions the animal with the rat’s dorsal head surface to the on coming shock wave. Subjects will be positioned 10 feet from the tube film diaphragm and will receive a BOP wave in a head-on orientation. The holding tube allows for Isoflurane gas to feed to the animal to induce anesthesia allowing exposures to live but anesthetized animals. BOP waves will be measured and displayed for peak intensities, rise time and BOP wave durations using a Pacific Instruments 6000 DAQ with up to 32 channels, each with 250 kHz recording speed along with Dytran pressure transducers rated for O 50 PSI measurement range and electronic conditioners interfaced with computers. An exposure will consist of anesthetized animals receiving a single blast wave exposure. Our initial investigations will examine the effects of single 10-20 psi (Friedlander wave with overpressure-underpressure sequence) which have been shown to demonstrate pathological effects (see Balaban et al J Neurosci Methods 2016).

Closed Head Injury

Briefly, male Sprague-Dawley rats are anesthetized with 3% isoflurane, 70% N2O and 30% 02 in a bell jar until no response to paw or tail pinch. After initial anesthesia, animals are then maintained via nose cone with a maintenance dosage of 1-2.5% . Sterile eye lubricant will be used so eyes do not dry out during surgery. Rats will undergo mild TBI (mTBI) by methods previously desc1ibed (Marmarou, 1994; Foda and Marmarou, 1994). Briefly, male Sprague Dawley rats are anesthetized with 3% isoflurane, 70% N2O and 30% 02 in a bell jar until no response to paw or tail pinch. After initial anesthesia, animals are then maintained via nose cone with a maintenance dosage of 1-2.5%. The animals head is shaved and wiped down with chlorohexadine. An incision is made to expose the skull. A steel disc (10mm in diameter and 3mm thickness) is attached to the skull between bregma and lambda suture lines using dental acrylic. Animals are then moved onto a foam mattress (Type E polyurethane foam) underneath the trauma device. A weight of 450 grams is allowed to fall freely through a vertical tube from 1 meter. Body temperature is monitored using a rectal temperature probe and temporalis muscle temperature is monitored as an indirect measurement of brain temperature. Sham animals will undergo all surgical procedures but are not subjected to the brain trauma. After injury, animals are sutured closed and returned to their home cage and given food and water ad libitum. If the animal has difficulty eating after injury then the animal will be eutl1anized. Animals will have a tail artery catheter placed prior to brain injury and after brain trauma, animals will be intubated and administered rocuronium or pancuronium as the paralytic.

Fluid Percussion Injury

Sprague-Dawley rats are anesthetized with 3% isoflurane for induction of anesthesia in a custom built anesthesia chamber. Toe pinch is perforn1ed to make sure animals are appropriately anesthetized. Animals respiratory rate is visually assessed. Isoflurane anesthesia is then maintained via nose cone and the injury cap is placed on the exposed dura as follows. The rat’s head is shaved and swabbed with clorohexadine solution. The rat is then placed in a stereotaxic frame and the scalp surgically incised. A parasagittal craniotomy (4.8 mm) using a trephine is performed at 3.8 mm poste1ior to bregma and 2.5 111111 lateral to the midline. A sterile plastic injury tube (the plastic connector of a sterile needle cut 1 cm in length and trimmed to fill the craniotomy perfectly) is next placed over the exposed dura and bonded by crynoacrylic adhesive to the skull. Dental acrylic is then poured around the injury tube to obtain a perfect seal. After the acrylic has hardened, the injury tube is plugged with sterile gel foam sponge or with a Luer Lok adapter, the scalp is stapled/sutured back. Animals are removed from the anesthesia and returned to their home cage. Twenty-four hours after the previous preparation the rats are anesthetized with 3% isoflurane via a custom built anesthesia chamber and toe pinch is used to determine anesthesia level, animal is placed on the table and anesthesia is administered via a nose cone until cathethers are placed and the animals is intubated. A catheter is placed in the right femoral artery for tl10se animals not undergoing behavioral testing or tail artery for those animals undergoing behavioral testing to monitor arterial blood pressure and blood gases. Brain temperature is indirectly measured by a them1istor placed in the left temporalis muscle and maintained at a normothe1mic (37oC) level prior and subsequent to TBJ. Rectal temperature is also maintained at nom1othem1ic levels. After intubation, the animal is com1ected to a respirator and ventilated witl1 0.5-1% isoflurane in a mixture of70% nitrous oxide m1d 30% oxygen. The animal is paralyzed with rocuronium for mechanical ventilation to maintain arterial blood gases within normal limits. The fluid percussion (F-P) device consists of a plexiglass cylindrical reservoir bounded at one end by a rubber-covered plexiglass piston with the opposite end fitted with a transducer housing and a central injury screw adapted for the rat’s skull. The entire system is filled with 37oC isotonic saline. The (aseptic) metal injury screw is next firn1ly connected to the plastic injury tube of the intubated and anesthetized rat. The injury is induced by the descent of a metal pendulum striking the piston, thereby injecting a small volume of saline epidurally into the closed crm1ial cavity and producing a brief displacement (18 msec) of neural tissue. The amplitude of the resulting pressure pulse is measured in atmospheres by a pressure transducer and recorded on a PowerLab chart recording system. Sham animals will undergo all surgical procedures but are not subjected to the F-P pulse. In proposed studies, a mild (1.4-1.6 atm) injury will be studied. Following injury, catheters are removed and the incisions are stapled/sutured closed. Anesthesia is discontinued and animals awake approximately 30 min after injury and are placed in an individual cage supplied with food and water ad libitum until termination of the study.

Post-Exposure husbandry

All animals will be monitored for respiratory rate, heart rate m1d blood oxygen saturation using a STARR Life Sciences, Corp., and Pulse oximetry before and after the exposure and for the entire recovery pe1iod after the exposure. If animals show signs of extreme pain or that they may not recover after blast exposure, the Veterinarian will examine the animal. Animals will be closely observed for signs of pain to include vocalization, in appetence, aggression, guarding, and extreme agitation. The animal may or may not be euthanized based on the veterinarim1’s recommendation. To avoid potential pain reaction, ketoprofen will be given immediately after the blast exposure. A pain assessment will be applied beginning immediately after recovery from anesthesia. The major indices to assess will be: activity, physical appearance, vocalizing, grinding teeth, feeding/drinking behavior and physiological signs such as respiratory rate, heart rate and oxygen saturation). If any of the indicators suggest the animal is still experiencing pain, then higher doses will be delivered or if intractable, animals will never be left in pain and the Vete1inarian may decide to euthanize the rat. Pain relief will be as required. Collection of functional measures can be postponed to the next day if animals display pain levels that prevent testing. At that time, the animal’s status will be reevaluated and testing may commence or again be delayed. Once functional and cognitive measures are complete on surviving blast-exposed animals, they will be euthanized for collection of tissues, body fluids and blood.

Medicine Dosing

The SP will be given via IP injection 2 hours after exposure. This dose will be repeated daily for 7 additional days.

Behavioral Tests

Sensorimotor Testing:

Spontaneous Forelimb Use: This test, described by Schallert and Lindner (1990), assesses forelimb use during voluntary, spontaneous activity by evaluating the propensity of animals to adduct their forelimbs while rearing or standing. Animals are videotaped in a clear plastic cylinder for 5 minutes. The videotapes are scored in terms of forelimb-use asymmetry during vertical movements along the wall of the cylinder and for landings after a rear: (a) independent use of the left or right forelimb for contacting the wall of the cylinder during a full rear, to initiate a weight-shifting movement or to regain center of gravity while moving laterally in a vertical posture along the wall; Wa11 lands/movements and floor lands are each expressed in ten11S of (a) percent use of the ipsilateral (non-impaired) forelimb relative to the total number of ipsilateral and contralateral placements. During a rear, the first limb to contact the wall with clear weight support (without the other limb contacting the wall within 0.5 sec) is scored as an independent wall placement for that limb. Limb use ratio is calculated as contralateral/(ipsilateral + contralateral).

Cognitive Testing

The analysis of cognitive function involves an assessment of spatial navigation using the water maze. Experiments that are primarily directed at assessing the activity of animals at numerous time points following TBI (such as when assessing the efficacy of therapeutic treatments designed to lessen the consequences of TBI) rely primarily on “acquisition” paradigms involving the simple place task and working memory task, in which the animals are required to learn a new platfom1 location during each test session. This protocol does not involve pretraining or testing in the water maze prior to surgery.

General Procedures: The water maze used in this laboratory is a round pool (122 cm diameter; 60 cm deep) filled with water at 25oC, and rendered opaque by adding two pounds of white, non-toxic paint. The maze is located in a quiet, windowless room, with a variety of distinct, extramaze cues. Four points on the rim designated as north (N), cast (E), south (S), and west (W), serve as starting positions and divide the maze into four quadrants. A round platform (10 cm in diameter) is placed 1.5 cm beneath the surface of the water, at a location that varies according to the requirements of the task (see below). The animal’s movement is videotaped with a CCD video which records the swim path. This animal’s swim path is then analyzed with the Ethovision (Noldus) software program. This program determines path length, latency to reach the platfom1 (in seconds), time spent in each quadrant of the water maze and swim speed.

Hidden Platform Task: The platfom1 is located in the northeast quadrant of the maze. Each animal receives four 60 sec. trials each day. If the rat successfully locates the platfom1 it is allowed to remain for 10 seconds; otherwise, it is put on the platform for a period of IO seconds. Inter-trial intervals are two to four minutes, during which rats are placed under a heat lamp. Animals are tested after sensorimotor testing.

Probe Trial: This consists of removing the platfom1 and releasing the animal from the west position and videotaping the animal’s swim pattern for 60 seconds. An animal that is not impaired should spend most of the time swimming in the quadrant that previously contained the hidden platform.

Working Memory Task

For the working memory task, the animal is given 60 seconds to find a submerged (non-cned) platfom1. If the rat fails to find the platform within 60 seconds, the animal is placed on the platfom1 for IO seconds. Five seconds following trial one for the same rat, a second identical trial is conducted. Rats are placed under a heat lamp for 4 minutes between each paired trial. After running the group of rats as above, the platform is moved to the next location of the maze and the procedure is repeated with this location. Five paired trials are given for each rat on each day.

Novel Object Recognition

A Novel Object Recognition task will be conducted in an open field arena with two different kinds of objects. Both objects will be consistent in height and volume, but different in shape and appearance. Animals will be allowed to explore an empty arena and during habituation, the animals will be exposed to this familiar arena with two identical objects placed at an equal distance. The following day the animals will explore the open field in the presence of the familiar object and a novel object to test long-term recog1iition memory. The time spent exploring each object and the discrimination index percentage will be recorded.

Heming and Balance Tests

Auditory Brainstem Response (ABR)

Heming thresholds will be determined by auditory brainstem response via subcutaneous platinum needle electrodes placed at the vertex (reference), light mastoid (negative) and the left hind limb. Digitally generated stimuli will consist of 1024 specific frequency tone bursts at between 3 and 30 kHz with a trapezoid envelop of 5 ms overall duration. The trapezoid will be presented at a 3 ms plateau with 1ms rise and fall. The stimulus will be routed through a computer-controlled attenuator to an insert earphone (Etymotic Research ER-2). The sound delivery tube of the insert earphone will be positioned about 5 mm from the tympanic membrane. The output of the insert earphone will be calibrated by measuring the sound pressure level at a position 4-5 mm away from the tympanic membrane. Animals will be placed in a plastic restraint tube during the forty-five minute, recording procedure. The electrical response from the recording electrode will be amplified (100,000 x), filtered (100-3000 Hz) and fed to an ND conve1ter on a signal processing board in the computer. Eight hundred to twelve hundred samples will be averaged at each level. Stimuli will be presented at the rate of 16/sec and the stimulus level will be varied in 10 dB descending steps, until threshold is reached, then a 5 dB ascending step to confirm. Threshold is defined as the mid-point between tJ1e lowest level at which a clear response is seen and the next lower level where no response is seen. ABR is determined as a reproducible wave II response.

Vestibular Evoked Myogenic Potentials (VEMP)

Vestibular Myogenic Potentials (cVEMP) to test balance function will be measured before trauma and at multiple time points post-trauma, up to 30 days. The measurements will be made with subcutaneous needle electrodes attached to a pre-amplifier and a data acquisition system (Intelligent Healing Systems). Vestibular evoked myogenic potentials (VEMP) are measured by subdermal electrodes placed in neck muscles in response to acoustic stimuli that stimulate the saccule. Following the recordings, animals will be observed every 15 mins pe1iod for recovery from the anesthesia and once ambulatory once every hour until they are fully recovered from tJ1e anesthesia and are behaving normally. The residual function in control animals will be compared with treated animals. Potential side effects such as balance problems, rotating behaviors and pain will be monitored. In acute studies, animals will be euthanized at 24, 48 and 72 hours (immunohistochemical and gene expression) or at the conclusion chronic testing (histological analysis). The critical time for intervention, dose-response and optimal duration of treatment will be established.

Histopathology

Tissue harvesting:

After behavioral testing, animals will be euthanized and tissues collected in two ways:

1.       For histology, under over dose of ketamine (150 mg/kg) and xylazine (10 mg/kg) or isoflurane anesthesia, rats will be transcardially perfused with saline and followed with 4% parafomaldehyde. The head, liver and kidneys will be removed and post fixed in the same fixative. Either decalcified heads or extracted brains will be used for histopathological analysis..

2.       For Mass Spectrometric Imaging, under over dose of ketamine (150 mg/kg) and xylazine (IO mg/kg) or isoflurane anesthesia, rats will be transcardially perfused with saline to clear the blood. The brains are then removed rapidly and frozen in isopentane cooled with solid CO2 (dry ice).

3.       For molecular biology, under over dose of ketamine (150 mg/kg) and xylazine (JO mg/kg) or isoflurane anesthesia, rat will be decapitates, tissue such as brain and kidney/liver will be quickly removed and frozen in liquid nitrogen, and stored in -80° C until use..

Tissue Processing Histopathology

After appropriate survival times, sham and traumatically exposed rats are anesthetized with sodium pentobarbital (100 mg/kg, i.p.) and perfused transcardially with 0.1 M PBS, followed by paraformaldehyde-lysine-periodate fixative. The intact heads are post-fixed in 4% paraformaldehyde for 24 h at RT, decalcified in 10% f011nic acid to chemical l testing criterion and neutralized in overnight 5% sodium sulfate. After embedding in paraffin, sections are cut at 8-10 111 in the horizontal plane. Every 25th section is stained with hematoxylin and eosin for standard histopathological analysis. For immunohistochemistry, sets of sections are incubated sequentially in the following solutions at RT: 5% normal donkey serum (NDS) in 0.1 M PBS for 2 h; primary antisera in 0.1 M PBS for 72 h and 0.1 M PBS for 15 min. The antibodies are then visualized with either ABC peroxidase or immunofluorescence method. Primary antibodies employed in decalcified heads with blast exposure include both neuronal and non-neuronal markers such as superoxide dismutase 2, interleukin 8 receptor, chemokine CXC motif receptor 3 angiopoietin 1, Vascular Endothelial Growth Factor A, TNF-alpha, and matrix metalloproteinase 2.

Mass Spectrometric Imaging

The anin1als are euthanized 1, 3 or 7 day post injury. Under ketamine/xylazine (100 mg/kg; 10 mg/kg) anesthesia, the chest of each rat is opened and the head perfused through a catheter placed in the ascending aorta with 50 to 100 ml of phosphate buffered saline at room temperature, allowing blood to flush from the head through an opening in the superior vena cava. When the perfusate is largely clear of blood, the skull is carefully opened and the brain dissected. After removing meninges, each brain is rapidly frozen in a small beaker containing about 30 ml of cold isopentane pre-cooled by immersion of the beaker in solid CO2, then removed, wrapped individually in aluminum foil and stored at -80 °C until sectioned. The brains are sectioned in the coronal plane at a thickness of 18 microns using a cryostat (Leica Microsystems CM3050S, Bannockburn, IL). Tissue sections are implanted with silver nanoparticles (AgNP) 6 nm in diameter, using a nanoparticle implanter (Ionwerks, Houston, TX). A The1mo Scientific MALO! LTQ-XL-Orbitrap (Thern10 Fisher Scientific, San Jose, CA) and Xcalibur software are used for used for matrix assisted laser desorption (MALDI) mass spectrometry imaging (MSI) data acquisition. Images of coronal sections are constructed from data collected in positive and negative ion mode, using a custom software package (Ionwerks, Houston, TX), which exports MS peak data for further statistical analysis in MATLAB.

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CLINICAL STUDIES

The acute and chronic effects of mild to moderate TB! are well documented but poorly understood. Major obstacles include: inadequate models that address the complex combination of antecedent factors and downstream recovery pathways, the lack of sensitive biomarkers and diagnostic technologies, and difficulty tracking the multi factorial array of cognitive, affective, neurologic, and behavioral clinical endpoints. The first phase of the Scythian Bioscience (SB) Project will focus on the pre-clinical studies, piloting phase of the proposed outcome measures, and the translational project, the latter providing the transition from pre-clinical to the SB clinical study beginning in Year 3. Significant efforts will be directed towards narrowing and refining the most sensitive outcomes from 9 domains shown to be, in varying degrees and combinations, significa11tly impacted in mild to moderate TBI: cognitive, behavioral, psychosocial, sleep, pain, sensory/motor, cardiovascular, inflammatory biomarkers, and imaging parameters . During this time, we will also seek to clarify a11d address metl1odologieal shortcomings in the literature, design novel outcomes that circ1mwent these shortcomings, pilot the outcome measures on nom1al, and two groups of TBI patients (acute and chronic), and propose a study methodology to begin in Year 3 to test the SB product. Another important aim of Year 2 will be to carry out the translational component of our proposal, using a transgenic tau mouse model. This project will require a close collaboration between preclinical and clinical investigators, with the goal of gathe1ing critical data in the piloting phase in order to infom1 and insure direct application from the expe1imental studies to the fully powered clinical trial beginning in Year 3.

Scope of Work

Summary of the proposed objectives for Years 1 & 2:

First 6 Months: July-December, 2016

I.     Identify the key questions and direction for clinical arm of the proposed study.

Major Objective: Rigorous review of available literature addressing (1) cannabinoid treatment of neurological disorders; (2) endocannabinoid system and neuroinflammation; (3) Cannabinoids in the treatment of TB!; (3) safety and toxicity of cannabinoids; (4) mmethodological biases and weaknesses in RCTs and other trials; propose a clinical trial design to avoid these shortcomings.

II.    Identify outcomes

Major objective: To identify the most sensitive tools to assess outcomes in 9 domains specifically relevant for TBI. Each domain will be examined separately, with one or more assessment tools that will be evaluated in the proposed pilot studies (Year 2). Each outcome will be examined for its sensitivity as a marker of cognitive, behavioral and physical changes associated with concussion and for its feasibility for the large clinical trial incorporating the Scythian Biosciences product (SB) (Year 3). Below is a brief description of the potential outcomes associated with each domain, which in tum, will be further refined as the study progresses and we accw1mlate preclinical data.

A.     Cognitive: emphasis on disruption of decision making, working memory and attention, memory and learning, processing speed

B.     Behavioral: Emotion/affective assessment, mood measures: depression, anxiety, apathy and suicidality.

C.    Psychosocial Outcomes: employment status, social interactions, life satisfaction, QoL alterations.

D     Sleep: sleep fragmentation, slow wave sleep and circadian rhythm disruption

E.     Pain: Pain: Headaches, generalized pain syndromes

F.     Sensory-Motor: balance, reaction time, oculomotor, gait, smell alteration

G.    Cardiovascular dysregulation: heart rate variability, arte1ial stiffness, and brain hemodynamics/autoregulation

H.    Imaging/EEG & MRS: Cognitive strain (EEG) and com1ectome breakdown (MRS)

I.     Inflammatory Biomarkers: Inflammasomes, and inflammatory multiplex panel (IL-6, IL-10, Ill b), lipid dysregulation

III.    Hire key staff members and recruit faculty to join Concussion team and Scythian Bioscience project start date 12/2016.

Enlist internal and external advisory boards.

In addition to our study collaborators (Drs. Gillian Hotz, Dalton Diet1ich, Michael Hoffer, Helen Bramlett) and external advisors (Drs. Barry Hoffer, Nigel Greig, Eliot Gardner, Cary Balaban), we have assembled a group of faculty members at the University of Miami with expe1tise in select TBI outcomes who will consult in Phase I of(pre clinical study) of the SB project:

Tanja Rundek, M.D.Ph.D.- cardiovascular outcomes/safety monitoring

Alberto Ramos, MD- sleep

Teisha Monteith, MD- headaches and pain

Maria Llabre, Ph.D.- clinical trial methodology

Joe Signorile, Ph.D.-gait/vestibular outcomes

Aaron Heller, Ph.D.-imaging biomarkers

IV. Formation of cannabinoid study group (monthly) with organized presentations and administrative team meetings (bi-monthly) to address collaborative efforts.

Year I: Jan I, 2017- December 31, 2017

I. Design and execute pilot studies-

Major Objective: The pilot studies described below will collectively:

-provide evidence to justify a larger clinical trial.

-insure accurate dosing conversion from animals to humans.

-develop statistical models to disentangle syn1ptoms of TBI from potential adverse treatment effects.

-to model the cont1ibution of identifiable risk factors in TBI outcome in masking potential benefit from SB product.

-to develop models for parsing out placebo effects from treatment effects.

The three pilot projects are:

A.      Neurobehavioral assessment of proposed test batte1y on normal subjects- test tolerability, length of assessment and order effects (n=20).

B.      Administer the proposed assessment battery to acute (n=I 0) and chronic (n=IO) TBI sample test tolerability, fatigue factor, length of assessment and order effects.

C.      Dosing response pilot on TBI and normal Ss- safety and efficacy studies. Note: the specific dosing will depend on outcome of pre-clinical study data.

Year 2: Jan 1, 2018 -December 31, 2018

I.	Design and implement translational study

Major Objective: To design translational studies focusing on parallel pre-clinical and clinical paradigms providing direct application from basic science to human health.

Plan: Work in collaboration with Drs. Dietrich, Hoffer (Michael and Barry Hoffer), Balaban, Bramlett, Gardner, Greig on translational studies. We propose to utilize a transgenic tau model and parallel clinical measures to examine the influence of trauma, with and without SB product, on specific inflammatory biomarkers that may be indicative negative healtl1 outcomes.

II.	Formulate clinical study methodology

Major objective: Follow CONSORT guidelines, propose a randomized, placebo controlled, cross over trial utilizing pilot data to enhance clinical design.

The proposed methodology will be adapted from the best available literature on TB! outcomes, our pilot study data on the clinical study outcomes in 110111ml, acute and chronic TB! subjects, dose response pilot data and, in order to insure a safe and efficacious clinical project, careful consideration of published studies examining cannabinoid treatment of neurological disorders, the endocannabinoid system and literature on safety and toxicity of cam1abinoids.

YEAR 2 : Budget justification Clinical

Both compounds HU21 l (HU) and Cannabadiol (CB) will be purchased from Tocris Pharmaceuticals. HU costs $375/10 mg and CB costs $629/50 mg. During !lie second year of clinical work the clinical working group will undertake a safety and basic efficacy study. Guided by the work of the basic science group the clinical group plans on testing 40 patients receiving the medicines at the effective dose of 10mg/kg for CB and I mg/kg HU for a total dose of 60 mg CB and 6 mg HU. HU 21 I will be tested on 10 patients alone who each will receive 7 doses at for a total cost of$10,000. CB alone will be tested on 10 patients alone who will receive 7 doses at $760/dose each for total cost of$40,000. The combination of the two medicines will be utilized on 20 trial patients each of who will receive 7 doses each at$ I 000 per dose for a total cost of$ I 40,000. This produces a clinical cost of $190,000 for clinical work in year two.

Exhibit B
Budget

1st payment:       $3,000,000.00 due within 60 days of execution of this agreement by both parties: For Project Start up.

2nd payment:      $2,000,000.00 due on 01/01/17: For Year I of pre-clinical and clinical research projects.

3rd payment:       $2,000,000.00 due on 01/01/18: For Year 2 of pre-clinical and clinical research projects.

4th payment:       $3,000,000.00 due on 01/01/19: For Year 3 of pre-clinical ai1d clinical research projects.

5th payment:       $3,000,000.00 due on 01/01/20: For Year 4 of pre-clinical and clinical research projects.

6th payment:       $3,000,000.00 due on 01/0I /21: For Year 5 of pre-clinical and clinical research projects.

Institution overhead of 29% will be applied to all payment milestones listed above as applicable. Total amount of funding, inclusive of lnstitution’s overhead is $20,640,000.00